OCEAN RIG UDW INC
3rd Floor Flagship Building
Harbour Drive
Grand Cayman, Cayman Islands

Investor Address Line 1
Investor Address Line 2
Investor Address Line 3
Investor Address Line 4
Investor Address Line 5
John Sample
1234 ANYWHERE STREET
ANY CITY, ON A1A 1A1

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VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

CONTROL # → 0000000000000000

NAME	SHARES
THE COMPANY NAME INC. - COMMON	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS A	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS B	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS C	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS D	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS E	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS F	123,456,789,012.12345
THE COMPANY NAME INC. - 401 K	123,456,789,012.12345

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TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: ☒

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

02 0000000000

The Board of Directors recommends you vote FOR proposals 1, 2, 3 and 4.

	For	Against	Abstain
1 To approve the Enhanced Special Resolution required pursuant to the current Amended and Restated Articles of Association of the Company, to delete the Amended and Restated Memorandum and Articles of Association of the Company currently in effect (the "Current Amended and Restated Memorandum and Articles") in their entirety and substitute in their place a second amended and restated memorandum and articles of association (the "Second Amended and Restated Memorandum and Articles") in compliance with Cayman Islands law (a copy of which is attached to the proxy materials) (Proposal One);	O	O	O
2 To approve the ordinary resolution required pursuant to the Current Amended and Restated Memorandum and Articles to (i) reduce the authorized capital of the Company from US$10,005,000,000 divided into One Trillion (1,000,000,000,000) Common Shares of a par value of us $0.01 each and Five Hundred Million (500,000,000) Preferred Shares of a par value of US$0.01 each, to US$19,000,000 consisting of (i) 1,500,000,000 class A common shares of a par value of US$0.01 each, (ii) 300,000,000 class B common shares of a par value of US$0.01 each, and (iii) 100,000,000 preferred shares of a par value of US$0.01 each (Proposal Two);	O	O	O
3 To approve the ordinary resolution required pursuant to the Current Amended and Restated Memorandum and Articles to (i) redesignate 1,500,000,000 existing common shares in the authorized capital of the Company as class A common shares including the existing issued common shares in the Company; (ii) to redesignate 300,000,000 existing common shares in the authorized capital of the Company as class B common shares; (iii) to reduce the authorized but unissued preferred shares in the authorized capital of the Company from 500,000,000 to 100,000,000 by cancelling 400,000,000 authorized but unissued preferred shares; and (iv) to cancel the remaining authorized but unissued 998,200,000,000 common shares in the Company (Proposal Three);	O	O	O
4 Such other business as may properly come before the meeting or any adjournment thereof.	O	O	O

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Investor Address Line 1
Investor Address Line 2
Investor Address Line 3
Investor Address Line 4
Investor Address Line 5
John Sample
1234 ANYWHERE STREET
ANY CITY, ON A1A 1A1

Signature [PLEASE SIGN WITHIN BOX] | Date

JOB #

Signature (Joint Owners) | Date

SHARES
CUSIP #
SEQUENCE #

0000345363_1 R1.0.1.17

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting:
The Notice & Proxy Statement is available at www.proxyvote.com

OCEAN RIG UDW INC.
Extraordinary General Meeting of Shareholders
November 3, 2017 9:00 AM, Local Time
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Mr. Anthony Kandylidis, Mr. Michael Pearson and Mr. Iraklis Sbarounis, or any of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the common shares of OCEAN RIG UDW INC. (the "Company") that the shareholder(s) is/are entitled to vote at the Extraordinary General Meeting of shareholders to be held at the the Company's offices located at 3rd Floor Flagship Building, Harbour Drive, Grand Cayman, Cayman Islands, on November 3rd, 2017, at 9:00 a.m., local time, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side

0000345363_2 R1.0.1.17